UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu

Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: August 2, 2011

EXHIBIT INDEX

Exhibit 99.1 – Press Release regarding Noah’s financial results for the second quarter of 2011

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES FINANCIAL RESULTS FOR THE

SECOND QUARTER OF 2011

SHANGHAI, CHINA — August 1, 2011 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), the leading independent service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the second quarter 2011.

SECOND QUARTER 2011 FINANCIAL HIGHLIGHTS

•	Net revenues in the second quarter of 2011 were US$23.3 million, a 199.1% increase from the corresponding period in 2010.

•	Income from operations in the second quarter of 2011 was US$10.6 million, a 346.4% increase from the corresponding period in 2010.

•

Net income attributable to Noah shareholders in the second quarter of 2011 was US$8.9 million, a 367.4% increase from the corresponding period in 2010. Non-GAAP[1] net income attributable to Noah shareholders in the second quarter of 2011 was US$9.3 million, a 213.6% increase from the corresponding period in 2010.

•	Net income per basic and diluted ADS in the second quarter of 2011 were both US$0.16. Non-GAAP net income per diluted ADS in the second quarter of 2011 was US$0.16.

SECOND QUARTER 2011 OPERATIONAL HIGHLIGHTS

•

Total number of registered clients as of June 30, 2011 increased by 80.3% year-over-year to 22,276; this figure includes 21,600 registered individual clients, 611 registered enterprise clients and 65 wholesale clients that have entered into cooperation agreements with the Company.

•	Active clients[2] during the second quarter of 2011 were 1,173, a 242.0% increase from the corresponding period in 2010.

•

The aggregate value of wealth management products distributed by the Company during the second quarter of 2011 was RMB7.9 billion (approximately US$1.2 billion)[3], a 109.5% increase from the corresponding period in 2010. Of this aggregate value, fixed income products accounted for 34.0%, private equity fund products accounted for 58.8%, and securities investment funds and investment-linked insurance products accounted for 7.2%.

•	The average transaction value per client[4] in the second quarter of 2011 was RMB6.7 million (approximately US$1.0 million), a 38.7% decrease from the corresponding period in 2010.

•	Coverage network as of June 30, 2011 included 45 branches, up from 25 branches as of June 30, 2010. The number of relationship managers increased to 449 as of June 30, 2011, up 57.5% year-over-year.

[1]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation and gain (loss) on change in fair value of derivative liabilities.

[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

Ms. Jingbo Wang, Co-founder, Chairwoman of the board of directors and Chief Executive Officer, commented, “We made significant progress in increasing our product scale and activating our client base. We will continue to focus on both client breadth and depth by distributing quality, differentiated and innovative products.”

Mr. Tom Wu, Chief Financial Officer, said, “We achieved a very strong quarter with over US$1.2 billion transaction value, revenue growth of around 199.1% year over year and non-GAAP net income of US$9.3 million. This reflects the strength of our increasing platform and brand with our clients and product providers.”

SECOND QUARTER 2011 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2011 were US$23.3 million, a 199.1% increase from the corresponding period in 2010. The year-over-year increase was attributable to an increase of US$12.1 million in one-time commissions and an increase of US$3.4 million in recurring service fees.

Net revenues from one-time commissions for the second quarter of 2011 were US$18.0 million, a 204.6% increase from the corresponding period in 2010. The year-over-year increase was primarily driven by a significant increase in the number of active clients.

Net revenues from recurring service fees for the second quarter of 2011 were US$5.3 million, a 178.4% increase from the corresponding period in 2010. The year-over-year increase was mainly due to the cumulative effect of private equity fund and securities investment fund products distributed previously.

Operating Margin

Operating margin for the second quarter of 2011 was 45.3%, as compared to 30.4% for the corresponding period in 2010. Operating margin increased year-over-year primarily reflecting the Company’s robust revenue growth and, to a certain extent, improving economies of scale.

Operating cost and expenses for the second quarter of 2011, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$12.7 million, a 134.8% increase from the corresponding period in 2010.

Cost of revenues for the second quarter of 2011 totaled US$4.4 million, a 224.0% increase from the corresponding period in 2010. The year-over-year increase was primarily due to increases in product-specific marketing costs and compensation expenses paid to relationship managers mainly as a result of the expansion of the Company’s relationship managers and the increase of the aggregate value of wealth management products distributed in the quarter.

Selling expenses for the second quarter of 2011 were US$4.8 million, a 193.6% increase from the corresponding period in 2010. The year-over-year increase was primarily due to increases in personnel expenses, general marketing expenses and rental expenses as a result of the Company’s network expansions. Selling expenses as a percentage of net revenues for the quarter was 20.4%, as compared to 20.8% for the corresponding period in 2010.

G&A expenses for the second quarter of 2011 were US$3.6 million, a 43.2% increase from the corresponding period in 2010. The year-over-year increase was primarily due to increases in employee compensation expenses attributable to G&A expenses, and to a lesser extent, due to increases in audit fees and investor relations expenditures, partially offset by a decrease in share-based compensation expenses. G&A expenses as a percentage of net revenues for the quarter was 15.6%, as compared to 32.6% for the corresponding period in 2010. The decrease of G&A expenses as a percentage of net revenues was mainly due to the Company’s robust revenue growth and, to a certain extent, improving economies of scale.

Gain (Loss) on Change in Fair Value of Derivative Liabilities

In the second quarter of 2011, the Company did not record any charge on change in fair value of derivative liabilities as it did for the corresponding period in 2010. The series A preferred shares that had triggered the accounting treatment of derivative liabilities were converted into ordinary share upon the Company’s initial public offering, so there is no such charge after the Company’s initial public offering in November 2010. In the second quarter of 2010, a gain of US$0.2 million was recorded.

Income Tax Expenses

Income tax expenses for the second quarter of 2011 were US$3.2 million, a 323.3% increase from the corresponding period in 2010. The year-over-year increase was primarily due to an increase in taxable income.

Net Income

Net income attributable to Noah shareholders for the second quarter of 2011 was US$8.9 million, a 367.4% increase from the corresponding period in 2010. Net margin for the second quarter of 2011 was 38.4%, as compared to 24.6% for the corresponding period in 2010. Income per basic and diluted ADS for the second quarter of 2011 were both US$0.16.

Non-GAAP net income attributable to Noah shareholders for the second quarter of 2011 was US$9.3 million, a 213.6% increase from the corresponding period in 2010. Non-GAAP net margin for the second quarter of 2011 was 40.1%, as compared to 38.2% for the corresponding period in 2010. Non-GAAP income per diluted ADS for the second quarter of 2011 was US$0.16.

Balance Sheet and Cash Flow

As of June 30, 2011, the Company had US$128.1 million in cash and cash equivalents, an increase of US$2.6 million from US$125.5 million as of March 31, 2011. In the second quarter of 2011, the Company generated US$5.5 million in its operating activities, received US$2.3 million in proceeds from sale of fixed income products, invested US$4.2 million in fixed income products and used US$0.7 million to acquire property and equipment.

2011 FORECAST UPWARD REVISION

The Company revises its estimate of 2011 non-GAAP net income attributable to Noah shareholders to be in a range of $24 million and $26.5 million, up from its previous estimate of $21 million to $25 million. The revised estimate represents a year-over-year increase in the range of 79.6% and 98.3%. This revision reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Monday, August 1, 2011 at 8:00 PM (Eastern) / 5:00 PM (Pacific) / 8:00 AM (Hong Kong on Tuesday, August 2) to discuss its second quarter 2011 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

	Toll Free	Toll
United States	+1-800-265-0241	+1-617-847-8704
China	10-800-130-0399
South China	China Telecom 10-800-120-2655 / 10-800-152-1490
North China	China Netcom 10-800-852-1490 / 10-800-712-2655
Hong Kong	###-##-####
United Kingdom	080-8234-7616
Participant Passcode	“NOAH”

A telephone replay will be available shortly after the call until Aug 9, 2011 at +1-888-286-8010 (US Toll Free) or +1-617-801-6888(International). Passcode: 10695029.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and loss or gain on change in fair value of derivative liabilities. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and change in fair value of derivative liabilities to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income (loss), non-GAAP income (loss) per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and of loss (gain) on change in fair value of derivative liabilities in the periods presented. As the series A preferred shares that had triggered the accounting treatment of derivative liabilities were converted into ordinary share upon the Company’s initial public offering in November 2010, the Company does not expect to incur similar expenses in the future. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

FILING OF ANNUAL STATEMENT ON FORM 20-F

On May 17, 2011, the Company filed its annual report on Form 20-F that includes its audited financial statements with the Securities and Exchange Commission. The annual report is available on the Company’s website at http://ir.noahwm.com. Holders of the Company’s securities may request a hard copy of the Company’s annual report free of charge.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is the leading independent service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes over-the-counter wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With over 400 relationship managers in 45 branch offices, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the year 2011 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; our expectations regarding demand for and market acceptance of the products we distribute; our expectations regarding keeping and strengthening our relationships with key clients; relevant government policies and regulations relating to our industry; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; our plans to invest in research and development to enhance our product choices and service offerings; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars except for share data)

(unaudited)

	As of
	March 31, 2011	June 30, 2011
	$	$
Assets
Current assets:
Cash and cash equivalents	125,518,608	128,124,844
Restricted cash	76,356	77,357
Fixed-term deposits	4,734,053	4,796,163
Short-term investments	4,963,120	10,123,076

Accounts receivable, net of allowance for doubtful accounts of nil at March 31, 2011 and June 30, 2011	10,160,640	12,366,703
Deferred tax assets	1,271,451	1,263,257
Amounts due from related parties	180,760	247,122
Other current assets	1,866,738	2,747,964

Total current assets	148,771,726	159,746,486

Long-term investments	4,497,350	1,373,288
Investment in affiliates	1,022,723	1,903,328
Property and equipment, net	1,883,090	2,214,145
Non-current deferred tax assets	300,208	466,185
Other non-current assets	833,465	961,717

Total Assets	157,308,562	166,665,149

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	3,432,329	7,740,356
Income tax payable	7,772,233	3,132,627
Deferred tax liabilities	32,549	32,977
Other current liabilities	5,503,075	4,530,061

Total current liabilities	16,740,186	15,436,021

Uncertain tax position liabilities	1,415,767	1,474,618
Other non-current liabilities	899,481	1,450,044

Total Liabilities	19,055,434	18,360,683

Equity	138,253,128	148,304,466

Total Liabilities and Equity	157,308,562	166,665,149

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for share data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,	Change
	2010	2011
	$	$
Revenues:
Third-party revenues	6,941,253	21,709,836	212.8%
Related party revenues	1,329,086	2,926,750	120.2%

Total revenues	8,270,339	24,636,586	197.9%
Less: business taxes and related surcharges	(479,022)	(1,335,257)	178.7%

Net revenues	7,791,317	23,301,329	199.1%

Operating cost and expenses:
Cost of revenues	(1,357,085)	(4,396,542)	224.0%
Selling expenses	(1,618,900)	(4,753,026)	193.6%
General and administrative expenses	(2,542,291)	(3,641,436)	43.2%
Other operating income	93,896	56,745	(39.6%)

Total operating cost and expenses	(5,424,380)	(12,734,259)	134.8%

Income from operations	2,366,937	10,567,070	346.4%

Other income (expenses):
Interest income	26,015	403,836	1452.3%
Investment income	51,602	275,654	434.2%
Other income (expense)	(52)	914,117	—
Gain (loss) on change in fair value of derivative liabilities	236,000	—	(100.0%)

Total other income (expenses)	313,565	1,593,607	408.2%

Income before taxes and loss from equity in affiliates	2,680,502	12,160,677	353.7%
Income tax expense	(760,233)	(3,217,851)	323.3%
Loss from equity in affiliates	(7,316)	(1,144)	(84.4%)

Net income attributable to Noah Shareholders	1,912,953	8,941,682	367.4%
Deemed dividend on Series A convertible redeemable preferred shares	(54,473)	—	(100.0%)

Net income attributable to ordinary shareholders	1,858,480	8,941,682	381.1%

Income per ADS, basic	0.05	0.16	220.0%
Income per ADS, diluted	0.04	0.16	300.0%

Margin analysis:

Operating margin	30.4%	45.3%
Net margin	24.6%	38.4%
Weighted average ADS equivalent: [1]
Basic	26,955,495	55,747,547
Diluted	46,064,057	57,107,622
ADS equivalent outstanding at end of period	26,955,495	55,805,166

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	June 30, 2010	June 30, 2011	Change

Number of registered clients	12,353	22,276	80.3%
Number of relationship managers	285	449	57.5%
Number of branch offices	25	45	80.0%

	Three months ended
	June 30, 2010	June 30, 2011	Change
	(in millions of RMB, except percentages)
Number of active clients	343	1,173	242.0%
Transaction value:
Fixed income products	1,197	2,679	123.8%
Private equity fund products	2,566	4,640	80.8%
Securities investment funds and investment-linked insurance products	1	568	567

Total transaction value	3,764	7,887	109.5%

Average transaction value per client	10.97	6.72	(38.7%)

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for share data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,
	2010	2011
	$	$
Net income attributable to Noah Shareholders	1,912,953	8,941,682
Adjustment for share-based compensation related to:
Share options	146,542	358,032
Restricted shares	1,153,059	35,407
Adjustment for loss (gain) on change in fair value of derivative liabilities	(236,000)	—

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	2,976,554	9,335,121

Net income per ADS, diluted	0.04	0.16
Adjustment for share-based compensation	0.03	—
Adjustment for loss (gain) on change in fair value of derivative liabilities	(0.01)	—

Adjusted net income per ADS, diluted (non-GAAP)*	0.06	0.16

Net margin	24.6%	38.4%
Adjusted net margin (non-GAAP)*	38.2%	40.1%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.